UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ANGI HOMESERVICES INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00183L 102

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone:  (212) 314-7300

Facsimile:  (212) 314-7309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person IAC/InterActiveCorp (59-2712887)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 414,753,615 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 414,753,615 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 414,753,615 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 87.1% (2)

14	Type of Reporting Person CO

(1)         Reflects 414,753,615 shares of Class B Common Stock, par value $0.001, of ANGI Homeservices Inc. (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”) on an as converted basis into shares of Class A Common Stock, par value $0.001, of ANGI Homeservices Inc. (the “Class A Common Stock”) in accordance with their terms.

(2)         Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of Class A Common Stock on a one-for-one basis.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, IAC beneficially owns equity securities of ANGI Homeservices representing approximately 98.5% of the total number of votes of all classes of common stock of ANGI Homeservices, based on 61,290,846 shares of Class A Common Stock and 414,753,615 shares of Class B Common Stock outstanding as of September 29, 2017.

Item 1.         Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of ANGI Homeservices Inc. (“ANGI Homeservices”), whose principal executive offices are located at 14023 Denver West Parkway, Building 64, Golden, CO 80401.

Item 2.         Identity and Background.

This Schedule 13D is being filed by IAC/InterActiveCorp, a corporation organized under the laws of Delaware (“IAC”).  The principal business offices of IAC are located at 555 West 18th Street, New York, NY 10011.  IAC is a leading media and Internet company comprised of widely known consumer brands such as Vimeo, Dictionary.com, Dotdash, The Daily Beast and Investopedia, along with ANGI Homeservices, which operates HomeAdvisor and Angie’s List, and Match Group’s online dating portfolio, which includes Match, Tinder, PlentyOfFish and OkCupid.

Annex A, which is attached hereto and incorporated by reference herein, contains the following information concerning each director, executive officer and controlling person of IAC: (a) name and business address; (b) principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted.  To the knowledge of IAC, each of the persons named on Annex A (the “Annexed Persons”), is a United States citizen.  During the last five years, with the exception of the matter listed on Annex B hereto and incorporated by reference herein, neither IAC nor any Annexed Person (to the knowledge of IAC) has been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source or Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of August 26, 2017 (the “Merger Agreement”), by and among Angie’s List, Inc. (“Angie’s List”), IAC, ANGI Homeservices and Casa Merger Sub, Inc., and the Contribution Agreement, dated as of September 29, 2017 (the “Contribution Agreement”), by and between IAC and ANGI Homeservices, ANGI Homeservices issued to IAC 414,753,515 shares of Class B Common Stock, par value $0.001 per share, of ANGI Homeservices (the “Class B Common Stock”) in exchange for the contribution to ANGI Homeservices of IAC’s HomeAdvisor business and approximately $1.9 million in cash (the “Cash Consideration”) to be paid to shareholders of Angie’s List in connection with the acquisition of Angie’s List by ANGI Homeservices by way of the merger of a direct wholly owned subsidiary of ANGI Homeservices with and into Angie’s List (the “Merger”).

Item 4.         Purpose of Transaction.

The information contained in Items 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

Prior to the Merger, IAC held 100 shares of Class B Common Stock. As described in Item 3 above, the additional 414,753,515 shares of Class B Common Stock reported herein were acquired in exchange for IAC’s contribution of its HomeAdvisor business and the Cash Consideration to ANGI

Homeservices in accordance with the terms of the Merger Agreement and the Contribution Agreement.  On October 2, 2017, IAC transferred all of the shares of ANGI Homeservices common stock held by it to IAC Group, LLC, a direct wholly owned subsidiary of IAC.

Each share of Class B Common Stock entitles the  holder to 10 votes on all matters on which the holders of the Class B Common Stock are entitled to vote.  Shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of ANGI Homeservices’ stockholders.  As a result, IAC beneficially owns shares of Class B Common Stock representing approximately 98.5% of the combined voting power of ANGI Homeservices’ capital stock outstanding as of September 29, 2017.  Accordingly, IAC is in a position to control the outcome of substantially all matters submitted to the holders of common stock of ANGI Homeservices, including, but not limited, to the election of directors (see “Board Matters” in the description of the Investor Rights Agreement in Item 6 below), mergers and other business combinations.  Subject to the fiduciary responsibilities of the directors of ANGI Homeservices, IAC, through its ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of ANGI Homeservices.

IAC and its subsidiaries may, from time to time, depending on market conditions and other factors deemed relevant by IAC, acquire shares of Class A Common Stock and/or additional shares of Class B Common Stock, including pursuant to the Investor Rights Agreement and/or Employee Matters Agreement described in Item 6 below.  IAC reserves the right to, and may in the future choose to, take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market or in a private transaction, all or a portion of the shares of the Class A Common Stock or Class B Common Stock which IAC now beneficially owns or may hereafter acquire.

Except as described herein, as of the date of this Schedule 13D, IAC has no plans or proposals which relate to or would result in any of the following actions:

•                  the acquisition by any person of additional securities of ANGI Homeservices or the disposition of securities of ANGI Homeservices;

•                  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ANGI Homeservices or any of its subsidiaries;

•                  a sale or transfer of a material amount of assets of ANGI Homeservices or any of its subsidiaries;

•                  any change in the present board of directors or management of ANGI Homeservices, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

•                  any material change in the present capitalization or dividend policy of ANGI Homeservices;

•                  any other material change in ANGI Homeservices’ business or corporate structure;

•                  changes in ANGI Homeservices’ articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of ANGI Homeservices by any person;

•                  causing a class of securities of ANGI Homeservices to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                  a class of equity securities of ANGI Homeservices becoming eligible for termination of registration pursuant to Section 12(g)(4) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•                  any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.

(a)         IAC beneficially owns 414,753,615 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the holder of such shares.  On an as-converted basis, IAC is the beneficial owner of equity securities of ANGI Homeservices representing approximately 98.5% of the voting power of ANGI Homeservices’ capital stock and approximately 87.1% of the outstanding shares of ANGI Homeservices’ capital stock.

(b)         IAC has (or its wholly owned subsidiaries have) the sole power to vote or direct the vote and to dispose or direct the disposition of the shares Class B Common Stock owned by IAC.

(c)          Except as described herein, IAC has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d)         No person other than IAC (or its wholly owned subsidiaries) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by IAC.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

Pursuant to the Merger Agreement and the Contribution Agreement, ANGI Homeservices issued 414,753,615 shares of Class B Common Stock (the “Issued Share Number”) to IAC in exchange for the contribution of the HomeAdvisor business and the Cash Consideration payable in the Merger. The calculation of the Issued Share Number as set forth in the Merger Agreement reflected an assumption that 2.3 million shares of Class A Common Stock (on a treasury method basis) underlying Angie’s List equity awards assumed by ANGI Homeservices in connection with the Merger (“Assumed Awards”) would be forfeited between the closing of the Merger and the first anniversary of the closing of the Merger (the “Post-Merger Measurement Period”). The Merger Agreement provides that, within two business days after September 29, 2018 (the first anniversary of the Merger), ANGI Homeservices and IAC will recalculate the number of shares of Class B Common Stock that ANGI Homeservices would have issued to IAC on September 29, 2017 pursuant to the terms of the Merger Agreement and the Contribution Agreement using the number of shares of Class A Common Stock (on a treasury method  basis) underlying Assumed Awards that are actually forfeited during the Post-Merger Measurement Period in substitution for the 2.3 million shares assumed forfeited in the original calculation of the Issued Share Number.  If the actual number of shares of Class B Common Stock that would have been issued to IAC: (i) is more than the Issued Share Number, then ANGI Homeservices will issue to IAC a number of additional shares of Class B Common Stock equal to such deficit, thereby increasing IAC’s proportionate beneficial ownership of ANGI Homeservices relative to the holders of shares of the Class A Common Stock or (ii) is less than the Issued Share Number, then a number of shares of Class B Common Stock beneficially owned by IAC equal to such excess will be cancelled, thereby reducing IAC’s proportionate beneficial ownership of ANGI Homeservices relative to the holders of the Class A Common Stock.

Contribution Agreement

The Contribution Agreement, dated as of September 29, 2017, by and between IAC and ANGI Homeservices sets forth the agreements between IAC and ANGI Homeservices regarding the principal transactions pursuant to which IAC separated its HomeAdvisor business from IAC’s other businesses and caused the HomeAdvisor business, including its assets and liabilities and certain legal entities, to be transferred to ANGI Homeservices prior to the effective time of the Merger (the “Effective Time”).

Under the Contribution Agreement, ANGI Homeservices agreed to indemnify, defend and hold harmless IAC and its subsidiaries and their respective current and former directors, officers and employees, from and against any losses arising out of certain assets, liabilities, operations and conduct of IAC’s HomeAdvisor business, including any failure by ANGI Homeservices to assume and perform any of the liabilities allocated to ANGI Homeservices in the Contribution Agreement.  In addition, IAC agreed to indemnify, defend and hold harmless ANGI Homeservices and its affiliates and their respective current and former directors, officers and employees, from and against losses arising out of certain assets, liabilities, operations and conduct of the business of IAC or its subsidiaries (other than ANGI Homeservices and its subsidiaries), including any failure by IAC to assume and perform any of the liabilities allocated to IAC in the Contribution Agreement.

ANGI Homeservices and IAC have also agreed to release the other party, the other party’s subsidiaries and their respective affiliates, successors, assigns, stockholders, directors, officers, agents and employees from all claims and other actions, of any nature, relating to claims, transactions or occurrences occurring prior to the completion of the transactions contemplated by the Merger Agreement, including in connection with such transactions.

In addition, the Contribution Agreement sets forth a dispute resolution mechanism and also governs other matters related to the provision and retention of records, access to information and property, confidentiality, delayed transfer of assets and assumption of liabilities, cooperation in the preparation of ANGI Homeservices’ financial statements, licensing of certain intellectual property and cooperation with respect to governmental filings and third-party consents necessary to complete the transactions contemplated by the Contribution Agreement.

Investor Rights Agreement

The Investor Rights Agreement, dated as of September 29, 2017 (the “Investor Rights Agreement”), by and between IAC and ANGI Homeservices, sets forth certain registration, preemptive and governance rights of IAC with respect to ANGI Homeservices, as well as certain governance rights for the benefit of ANGI Homeservices stockholders other than IAC.

Registration Rights.  IAC is entitled to request registrations of its shares of ANGI Homeservices common stock under the U.S. Securities Act of 1933, as amended (the “Securities Act”), including registration of shares to be distributed by means of an underwriting, subject to certain limitations.  If ANGI Homeservices, at any time, intends to file on its behalf, or on behalf of any of its other securityholders, a registration statement in connection with a public offering of any of its securities on a form and in a manner that would permit the registration for offer and sale of ANGI Homeservices common stock held by IAC, IAC has the right to include its shares of ANGI Homeservices common stock in that offering.  ANGI Homeservices is required to use its reasonable best efforts to qualify to register the sale of ANGI Homeservices securities on Form S-3 and, after ANGI Homeservices is so qualified, IAC may request that ANGI Homeservices facilitate the registration of IAC’s ANGI Homeservices shares under the Securities Act on Form S-3, subject to certain limitations.  Any time a Form S-3 is, and remains, effective, IAC will be permitted to effect an unlimited number of non-underwritten offerings or shelf take-downs (which may be underwritten offerings) using Form S-3 without notice to or inclusion of any other securities held by ANGI Homeservices or any other persons or entities.

In connection with a distribution of all or any portion of the shares of ANGI Homeservices common stock held by IAC to IAC’s stockholders, IAC is entitled to registration rights with respect to such shares with any applicable federal or state governmental authority, and ANGI Homeservices is obligated to register such shares as requested by IAC and to list any shares of Class A Common Stock required to be delivered upon any conversion, exchange or transfer of such shares on each national securities exchange on which the Class A Common Stock is listed at the time of such distribution.

ANGI Homeservices is generally responsible for the registration expenses in connection with the performance of its obligations under the registration rights provisions in the Investor Rights Agreement, with the exception of underwriting discounts, commissions and transfer taxes, which will be borne by IAC with respect to any shares held by IAC that are registered and sold.

The Investor Rights Agreement also contains indemnification and contribution provisions by ANGI Homeservices for the benefit of IAC and its affiliates and representatives and by IAC for the benefit of ANGI Homeservices and its affiliates and representatives, in each case, with respect to written information furnished to and stated by the other party to be specifically included in any registration statement, prospectus or related document or any violation by the other party of the Securities Act or any similar federal or state securities law, rule or regulation in connection with the registration of any securities under the Investor Rights Agreement.  Except in the case of intentional misrepresentation by IAC or by its affiliates or representatives, IAC’s indemnification obligations under the Investor Rights Agreement are capped at the net proceeds that IAC receives from the sale of securities that give rise to the applicable indemnification obligations.

Anti-Dilution Rights.  If ANGI Homeservices issues or proposes to issue any shares of capital stock (with certain limited exceptions), including shares issued upon the exercise, conversion or exchange of options, warrants and convertible securities, IAC has a purchase right that permits it to purchase for cash at a price per share equal to the issue price, as defined in the Investor Rights Agreement, the following:

•                  with respect to an issuance of voting stock of ANGI Homeservices, up to a number of shares of the class of ANGI Homeservices voting stock issued in the issuance and one or more other classes of voting stock of ANGI Homeservices then authorized as is necessary for IAC to maintain a voting interest and equity interest in ANGI Homeservices equal to IAC’s voting interest and equity interest immediately prior to such issuance or proposed issuance (and if such maintenance is not possible, IAC has the ability to determine the mix of then authorized shares it will receive in its sole discretion, provided that the issuance may not result in IAC exceeding its pre-issuance equity interest or voting interest); or

•                  with respect to an issuance of non-voting stock of ANGI Homeservices, up to a number of shares of such class or classes of non-voting stock of ANGI Homeservices that would enable IAC to maintain the same equity interest in ANGI Homeservices as it had immediately prior to such issuance or proposed issuance and at least 80.1% ownership of the issued and outstanding shares of each class of ANGI Homeservices non-voting stock.

Board Matters.  Pursuant to the Investors Rights Agreement, at the Effective Time, the board of directors of ANGI Homeservices consisted of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as “independent” pursuant to the rules and regulations of the NASDAQ Stock Market, and two directors selected by Angie’s List from the prior Angie’s List board of directors, who are Angie R. Hicks Bowman and Thomas R. Evans (the “ANGI-Designated Directors”).  IAC retains the right to nominate a certain number of ANGI Homeservices directors corresponding to its degree of equity and voting interest in ANGI Homeservices until such time as its equity and voting interest are both less than 10%, and to appoint replacements of its designated directors should such individuals become unable or unwilling to serve.

Until and excluding the ANGI Homeservices annual meeting of stockholders to be held in 2020, the two ANGI-Designated Directors, including any successor(s) to the initial ANGI-Designated Directors, will, if able and willing, continue to serve on the board of directors of ANGI Homeservices. IAC has agreed to vote its shares of ANGI Homeservices common stock in favor of the ANGI-Designated Directors at any meeting at which any of them stand for election and has further agreed not to vote to remove any ANGI-Designated Director, other than for cause. If, prior to the annual meeting of ANGI Homeservices stockholders in 2020, any ANGI-Designated Director becomes unwilling or unable to serve, the ANGI Homeservices board of directors will select a replacement.  Any individual selected as a replacement must be: (i) “independent” pursuant to the rules and regulations of NASDAQ and the Exchange Act, if the director to be replaced was also “independent,” (ii) qualified to serve as an “independent” director of IAC (were such individual to be appointed) and (iii) acceptable to the remaining ANGI-Designated Director then serving on the ANGI Homeservices board of directors.  Until the annual meeting of ANGI Homeservices stockholders to be held in 2020, either Ms. Hicks Bowman or Mr. Evans (or her or his replacement, if applicable), may serve on the ANGI Homeservices audit committee if such individual qualifies as “independent” pursuant to the rules and regulations of NASDAQ and the Exchange Act.

Other Protective Provisions.    The Investor Rights Agreement contains the following agreements for the benefit of ANGI Homeservices stockholders (other than IAC) until and excluding the annual meeting of ANGI Homeservices stockholders to be held in 2020:

•                  IAC will not effect any squeeze out transaction under Section 253 of the Delaware General Corporation Law without obtaining the prior approval of a committee of independent directors of ANGI Homeservices, at least 50% of which must be the ANGI-Designated Directors, if such persons are independent.

•                  IAC has agreed not to vote in favor of any amendments to the certificate of incorporation or bylaws of ANGI Homeservices that would be inconsistent with certain provisions of the Investor Rights Agreement other than as may be approved by the audit committee of the ANGI Homeservices board of directors and by a majority of the holders of the Class A Common Stock.

•                  If IAC desires to sell or transfer 20% or more of its equity interest in ANGI Homeservices to an unaffiliated third party or IAC determines to distribute its equity interest in ANGI Homeservices to IAC stockholders and such distribution would result in a person holding a 20% or greater interest in ANGI Homeservices, IAC agrees that as a condition to such sale, transfer or distribution such third party will agree to assume IAC’s obligations under the Investor Rights Agreement (unless such transaction would result in the third party owning 100% of the outstanding capital stock of ANGI Homeservices).

•                  Certain provisions of the Investor Rights Agreement may not be amended or waived without the prior consent of a majority of the holders of the Class A Common Stock.

Employee Matters Agreement

The Employee Matters Agreement, dated as of September 29, 2017 (the “Employee Matters Agreement”), by and between IAC and ANGI Homeservices, addresses certain compensation and benefits matters following the closing of the Merger.

Pursuant to the Employee Matters Agreement, outstanding HomeAdvisor stock appreciation rights were converted into stock appreciation rights in respect of shares of Class A Common Stock in connection with the Contribution.  The number of shares subject to the award and the exercise price of the award were adjusted to preserve the aggregate intrinsic value of the original HomeAdvisor award, as measured immediately before and immediately after the Contribution, subject to rounding.

The Employee Matters Agreement also provides that ANGI Homeservices will reimburse IAC for the cost of any IAC equity awards held by ANGI Homeservices employees and former employees; IAC may elect to receive payment either in cash or in shares of Class B Common Stock.  The Employee Matters Agreement further provides that, with respect to ANGI Homeservices equity awards and equity awards in certain subsidiaries of ANGI Homeservices,

IAC may elect to cause those awards to be settled in either shares of IAC common stock or in shares of Class A Common Stock; to the extent shares of IAC common stock are issued in settlement, ANGI Homeservices will reimburse IAC for the cost of those shares by issuing to IAC additional shares of ANGI Homeservices Class A Common Stock or Class B Common Stock (depending on whether such reimbursement is made in respect of ANGI Homeservices equity awards or subsidiary equity awards).

Under the Employee Matters Agreement, the compensation committee of the IAC board of directors has the exclusive authority to determine the treatment of outstanding IAC equity awards in the event of a subsequent spin-off of IAC’s retained interest in ANGI Homeservices to IAC stockholders and ANGI Homeservices will agree to assume any IAC equity awards that are converted into ANGI Homeservices equity awards in connection with any such spin-off.

Tax Sharing Agreement

The Tax Sharing Agreement, dated as of September 29, 2017 (the “Tax Sharing Agreement”), by and between IAC and ANGI Homeservices governs the parties’ respective rights, responsibilities and obligations with respect to tax matters, including responsibility for taxes attributable to ANGI Homeservices and its subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, certain tax elections, control of tax contests and other matters.

IAC does not have a present plan or intention to undertake a tax-free spin-off of its interest in ANGI Homeservices.  Because IAC intends to retain the ability to engage in such a tax-free spin-off in the future, the Tax Sharing Agreement also addresses the parties’ respective rights, responsibilities and obligations with respect to such a transaction.  Under the Tax Sharing Agreement, each party generally is responsible for any taxes and related amounts imposed on IAC or ANGI Homeservices (or their respective subsidiaries) that arise from the failure of a future spin-off of IAC’s retained interest in ANGI Homeservices to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent that the failure to so qualify is attributable to (i) a breach of the relevant representations and covenants made by that party in the Tax Sharing Agreement or any representation letter provided in support of any tax opinion or ruling obtained by IAC with respect to the U.S. federal income tax treatment of such spin-off, (ii) an acquisition of such party’s equity securities (or certain arrangements or substantial negotiations or discussions with respect to certain such acquisitions), or (iii) solely with respect to ANGI Homeservices, any other action or failure to act by ANGI Homeservices after any such spin-off.

ANGI Homeservices and its subsidiaries generally are required to take any action reasonably requested by IAC to consummate a tax-free spin-off of IAC’s interest in ANGI Homeservices and will not take or fail to take any action that could reasonably be expected to prevent such a spin-off.

In addition, the Tax Sharing Agreement imposes certain restrictions on ANGI Homeservices and its subsidiaries during the two-year period following any future spin-off that are designed to preserve the tax-free status thereof.  Specifically, during such period, except in specific circumstances, ANGI Homeservices and its subsidiaries generally are prohibited from:  (i) entering into any transaction pursuant to which ANGI Homeservices stock would be acquired above a certain threshold, (ii) merging, consolidating or liquidating, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of ANGI Homeservices stock, (vi) taking or failing to take other actions inconsistent with representations or covenants in any tax opinion or private letter ruling documents or (vii) ceasing to engage in any active trade or business as defined in the Code.

Voting Power

IAC beneficially owns all of the outstanding shares of Class B Common Stock.  Each share of Class B Common Stock entitles the holder thereof to ten votes on matters presented to stockholders of ANGI Homeservices, while each share of Class A Common Stock entitles the holder thereof to one vote on such matters.  IAC currently beneficially owns shares of Class B Common Stock representing approximately 98.5% of the voting power of ANGI Homeservices’ capital stock.  Due to the level of its ownership of voting stock, IAC has the ability to exercise substantial control and influence over ANGI Homeservices’ management and affairs.

Conversion of Shares of Class B Common Stock

Shares of Class B Common Stock may be converted into shares of Class A Common Stock at any time at the election of the holder thereof.

Item 7.         Material to Be Filed as Exhibits.

Exhibit No.	Description
7.1

Investor Rights Agreement, dated as of September 29, 2017, by and between IAC/InterActiveCorp and ANGI Homeservices Inc. (filed as Exhibit 2.2 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.2

Contribution Agreement, dated as of September 29, 2017, by and between IAC/InterActiveCorp and ANGI Homeservices Inc. (filed as Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.3

Employee Matters Agreement, dated as of September 29, 2017, by and between IAC/InterActiveCorp and ANGI Homeservices Inc. (filed as Exhibit 2.5 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.4

Agreement and Plan of Merger, dated as of May 1, 2017, by and among Angie’s List, Inc., IAC/InterActiveCorp, ANGI Homeservices Inc. (f/k/a Halo TopCo, Inc.) and Casa Merger Sub, Inc. (filed as Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on May 2, 2017).

7.5

Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017, by and among Angie’s List, Inc., IAC/InterActiveCorp, ANGI Homeservices Inc. and Casa Merger Sub, Inc.(filed as Exhibit 2.1 to Angie’s List’s Current Report on Form 8-K dated August 26, 2017, filed with the Securities and Exchange Commission on August 30, 2017).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2017

IAC/INTERACTIVECORP

/s/ Gregg Winiarski
Gregg Winiarski
Executive Vice President, General Counsel & Secretary

ANNEX A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of IAC/InterActiveCorp (“IAC”).  The name of each person who is a director of IAC is marked with an asterisk.  Unless otherwise indicated, the business address of each person listed below is 555 West 18th Street, New York, NY 10011.

NAME AND PRINCIPAL BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Edgar Bronfman, Jr. c/o Accretive, LLC 116 West 32nd Street, 9th Floor New York, NY 10001	Managing Partner	Accretive, LLC
Chelsea Clinton c/o The Clinton Foundation 1271 Avenue of the Americas, 42nd Floor New York, NY 10020	Vice Chair	The Clinton Foundation
Barry Diller	Chairman & Senior Executive	IAC
Michael D. Eisner c/o The Tornante Company, LLC 233 South Beverly Drive, 2nd Floor Beverly Hills, CA 90212	Chairman	The Tornante Company, LLC
Bonnie S. Hammer c/o NBCUniversal Cable Entertainment 30 Rockefeller Plaza New York, NY 10112	Chairman	NBCUniversal Cable Entertainment
Joey Levin	CEO	IAC
Bryan Lourd c/o CAA 9830 Wilshire Blvd. Beverly Hills, CA 90212	Partner and Managing Director	Creative Artists Agency
Victor Kaufman	Vice Chairman	IAC
David S. Rosenblatt c/o 1stdibs.com 51 Astor Place, 3rd Floor New York, NY 10003	Chief Executive Officer	1stdibs.com
Glenn H. Schiffman	Chief Financial Officer	IAC
Alan G. Spoon c/o Polaris Venture Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Partner Emeritus	Polaris Venture Partners
Mark Stein	Executive Vice President & Chief Strategy Officer	IAC
Gregg Winiarski	Executive Vice President, General Counsel & Secretary	IAC
Alexander von Furstenberg c/o Ranger Global Advisors 9465 Wilshire Blvd. Beverly Hills, CA 90212	Founder and Chief Investment Officer	Ranger Global Advisors
Diane Von Furstenberg	Designer	Diane Von Furstenberg (the company)
Richard F. Zannino c/o CCMP Capital Advisors, LLC 245 Park Avenue, 16th Floor New York, NY 10167	Managing Director	CCMP Capital Advisors

Annex B

In June 2010, Edgar Bronfman, Jr. was part of a trial in the Trial Court in Paris involving six other individuals, including the former Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Vivendi Universal. The other individuals faced various criminal charges and civil claims relating to Vivendi, including Vivendi’s financial disclosures, the appropriateness of executive compensation and trading in Vivendi stock. Mr. Bronfman previously served as the Vice Chairman of Vivendi and faced a charge and claims relating to certain trading in Vivendi stock in January 2002. At the trial, the public prosecutor and the lead civil claimant both took the position that Mr. Bronfman should be acquitted. In January 2011, the court found Mr. Bronfman guilty of the charge relating to his trading in Vivendi stock, found him not liable to the civil claimants and imposed a fine of 5 million euros and a suspended sentence of fifteen months. Mr. Bronfman appealed the Trial Court decision to the Paris Court of Appeal. In November 2013, Mr. Bronfman participated in a re-trial before a new judicial panel as part of his appeal of the Paris Trial Court’s 2011 ruling. In May 2014, the new judicial panel rendered its decision, affirming the Paris Trial Court’s finding that Mr. Bronfman was guilty of the charge, but stated that its finding would appear only in French judicial records (and not in Mr. Bronfman’s public record), removed the suspended sentence imposed by the Paris Trial Court and suspended 2.5 million euros of the original fine of 5 million euros. The new judicial panel affirmed the Paris Trial Court’s finding that Mr. Bronfman was not liable to the civil claimants. Mr. Bronfman appealed the verdict. On April 20, 2016, the Appellate Court rejected the appeal. Mr. Bronfman believes that his trading in Vivendi stock was proper and has the option of pursuing a challenge to the Appellate Court’s decision before the European Court of Human Rights.